FILING PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

DEEMED FILED PURSUANT TO RULE 14a-12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

FILER: COMPUTER SCIENCES CORPORATION

SUBJECT COMPANY: DYNCORP (001-03879)

FILING: REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-102187)

The following press release was issued by Computer Sciences Corporation on February 19, 2003:

Contact:	Mike Dickerson	FOR IMMEDIATE RELEASE
	Sr. Manager, Corp. Communications	Moved on PR Newswire
	Corporate	February 19, 2003
310.615.1647
mdickers@csc.com

Bill Lackey
Director, Investor Relations
Corporate
310.615.1700
blackey3@csc.com

CSC UPDATES STATUS OF PROPOSED DYNCORP ACQUISITION

          EL SEGUNDO, Calif., Feb. 19 - Having completed several milestones toward its impending acquisition of DynCorp, Computer Sciences Corporation (NYSE: CSC) today summarized activities to date regarding the merger and its projected impact on CSC's position in the federal marketplace.

          CSC announced on Dec. 13, 2002, its intent to acquire DynCorp in a transaction valued at approximately $950 million. A $2.3-billion company with approximately 550 locations globally and more than 23,000 employees, DynCorp is among the largest employee-owned technology and outsourcing firms headquartered in the U.S.

          On Monday, Feb. 10, CSC announced that the registration statement relating to the proposed acquisition has been declared effective by the Securities and Exchange Commission clearing the way for a DynCorp shareholder vote to approve the merger. The vote is scheduled to take place at a special stockholder meeting on March 7, 2003. The proxy statement for the meeting, which was included in the amended registration statement filed on Feb. 10, has been mailed to DynCorp shareholders.

          Additionally, on February 11, the company announced an offering of $300 million of its 5.00% notes due February 15, 2013, priced at 98.746 to yield 5.162%. The sale of the notes, which are rated A by Standard and Poor's Rating Services, A2 by Moody's Investors Service, Inc., and A by Fitch, Inc., was completed on February 14. The proceeds of the sale will be used for general corporate purposes, including the reduction of the company's outstanding commercial paper when it matures.

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Computer Sciences Corporation - Page 2	February 19, 2003

          Upon successful completion of the merger, CSC will derive approximately $6 billion in annual revenue from the federal government (based upon estimated fiscal 2003 year-end revenues) and have nearly 38,000 people serving the U.S. government globally.

          At the time of the announcement, CSC Chairman and Chief Executive Officer Van B. Honeycutt said, "With this transaction, we are seizing an opportunity to significantly strengthen our leadership position in the U.S. federal marketplace, augment our capabilities to support the requirements of the new Homeland Security Department and respond to the federal government's initiative to increase its reliance on service providers."

          Commenting on the proposed acquisition's overall impact on CSC, Honeycutt said, "The combined federal business will solidify CSC's position as a top 10 government contractor to both civil and defense agencies.

          "Including the contribution from the DynCorp acquisition, we see overall CSC revenue growth exceeding 25 percent, which means total revenue of more than $14.5 billion, for fiscal 2004," added Honeycutt. "The federal budget for the government's fiscal 2003 is up materially from last year, and the DOD budget shows the largest increase in about 20 years. These factors, along with the increasingly strong opportunity set within the U.S. federal government, are the foundation of our high level of confidence in the future revenue prospect of this market."

About CSC
          Founded in 1959, Computer Sciences Corporation is one of the world's leading information technology (IT) services companies. CSC's mission is to provide customers in industry and government with solutions crafted to meet their specific challenges and enable them to profit from the advanced use of technology.

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Computer Sciences Corporation - Page 3	February 19, 2003

          With nearly 64,000 employees, CSC provides innovative solutions for customers around the world by applying leading technologies and CSC's own advanced capabilities. These include systems design and integration; IT and business process outsourcing; applications software development; Web and application hosting; and management consulting. Headquartered in El Segundo, Calif., CSC reported revenue of $11.3 billion for the 12 months ended Dec. 27, 2002. For more information, visit the company's Web site at www.csc.com.

          Computer Sciences Corporation filed a registration statement on Form S-4 (File No. 333-102187) with the Securities and Exchange Commission on December 24, 2002 containing a proxy statement/prospectus relating to the proposed merger with DynCorp pursuant to the Agreement and Plan of Merger, dated as of December 13, 2002, by and among Computer Sciences, Garden Acquisition LLC, and DynCorp, as amended as of February 7, 2003. The directors, certain executive officers and other employees and representatives of CSC may be deemed to be participants in the solicitation of proxies for the meeting of DynCorp shareholders relating to the proposed merger. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS DATED FEBRUARY 10, 2003 CONTAINS IMPORTANT INFORMATION REGARDING SUCH POTENTIAL PARTICIPANTS, INCLUDING ANY DIRECT OR INDIRECT INTERESTS, AND OTHER IMPORTANT MATTERS THAT SHOULD BE READ BY DYNCORP STOCKHOLDERS BEFORE MAKING ANY DECISIONS REGARDING THE MERGER OR THE OTHER TRANSACTIONS DESCRIBED IN THE MERGER AGREEMENT. Copies of the proxy statement/prospectus, and any amendments or supplements thereto, may be obtained without charge at the SEC's Internet website at www.sec.gov as they become available. In addition, you may obtain the proxy statement/prospectus and the other documents filed by CSC with the SEC by requesting them in writing as they become available from Computer Sciences Corporation, 2100 East Grand Avenue, El Segundo, California 90245, Attention: Investor Relations, telephone: (310) 615-0311; e-mail: investorrelations@CSC.com.

          All statements and assumptions in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent the current expectations and beliefs of Computer Sciences Corporation, but are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results described in such statements. For a description of these factors, see the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations; Forward-Looking Statements" in CSC's Quarterly Report on Form 10-Q for the fiscal quarter ended December 27, 2002.

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